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Exhibit 99.1

For immediate release

Nexen Announces First Quarter Results &
Strong Progress on Strategic Priorities

Calgary, Alberta, April 25, 2012 — Nexen Inc. (TSX, NYSE: NXY) today reported first quarter 2012 operating and financial results and provided an update on strategic priorities.

Production volumes for the first quarter averaged 202,000 boe/d, which was around the midpoint of our expectations. We generated cash flow from operations of $670 million ($1.27/share), reflecting solid operational performance, our significant weighting to Brent-priced oil and strong cash netbacks. Net income was also strong at $171 million ($0.32/share).

We have made progress on several of our strategic priorities:

•
Long Lake bitumen production increased 10% from Q4 to 34,500 bbls/d (gross).
•
Steaming began at Long Lake pad 12 and we received regulatory approval for pads 14, 15 and Kinosis 1A.
•
Buzzard produced 190,000 boe/d (82,000 boe/d net to Nexen) and had a production efficiency rate of 86%.
•
We achieved first production from the Usan development, offshore West Africa.
•
We added 50 mmboe of net contingent resource from the northeast fault block at Appomattox.
•
Drilling commenced on the North Uist exploration well west of the Shetland Islands in the UK North Sea.

"We've had a strong start to the year," said Kevin Reinhart, Nexen's interim President & CEO. "We met our production guidance for the quarter due to progress at Long Lake, reliable performance at Buzzard and the start-up of Usan. We're making progress on our plans to fill the upgrader at Long Lake. Our drilling program is well underway with continued success at Appomattox and commencement of drilling at North Uist. These successes contributed to Nexen delivering strong financial results that will continue to grow with the ramp-up of Usan."

Operational Update

Conventional

Offshore West Africa — Oil production from Usan started in late February on block OML-138 in Nigeria. Since then, we have ramped-up to rates of over 100,000 bbls/d (20,000 bbls/d net to Nexen), consistent with expectations. There are 7 wells producing as of April 20; several more wells are expected to be brought on-stream over the coming months. Well performance and the pace of ramp-up are the primary variables that will affect production rates over the remainder of the year.

Our financial results do not include any contribution from Usan until oil sales start in the second quarter.

We expect to drill an exploration well at Owowo West on block OPL-223 later this year. This well is targeted to follow-up on our 2009 oil discovery at Owowo South B.

UK North Sea — We have seen improved reliability at our Buzzard field over the last several months. Production efficiency for the first quarter was 86%, consistent with the prior quarter and our 2012 target of 85% efficiency, excluding planned downtime.

We continue to drill in areas surrounding our existing infrastructure. At Buzzard, we plan to drill an appraisal well in the north terrace area. Our UK team is also evaluating potential tie-back targets near the Buzzard, Scott and Ettrick facilities.

At Rochelle, we are working towards our planned start-up date in December. Additional development drilling is planned for the summer. Rochelle is primarily a natural gas and condensate discovery which we plan to tie-in to the Scott platform. It is expected to produce approximately 5,000 boe/d net to Nexen once online. We expect to earn an attractive return on this project as UK gas prices continue to be strong.

The Golden Eagle development is progressing toward first production in late 2014. Work continues on the fabrication of the facilities, utilizing the same team that oversaw the construction of the Buzzard platforms. The work is proceeding on-time and on-budget.

Our exploration program in the UK North Sea has advanced with the start of drilling operations on the BP-operated North Uist prospect, an exploration well located west of the Shetland Islands. Nexen has a 35% interest in North Uist, where we expect to reach target depths this summer. We are also currently drilling the Stingray prospect, which is located to the northeast of the Scott platform.

Gulf of Mexico — At Appomattox, we have completed the resource evaluation of our successful appraisal drilling in the northeast fault block. Our best estimate of contingent resource is approximately 215 mmboe (50 mmboe net to Nexen), with a range of 120 to 370 mmboe (25 to 90 mmboe net to Nexen) of light oil. This resource is in addition to the 65 mmboe of probable reserves we booked from the south fault block in 2011.

We have a 20% interest in Appomattox and a 25% interest in Vicksburg and various other blocks in the area. The remaining interests are held by Shell Gulf of Mexico Inc., who is the operator.

Nexen and Shell plan to conduct additional exploration and appraisal activity in the Appomattox area during 2012 and 2013. We are currently drilling an appraisal well in the south fault block to further define the existing resource. From that well, we plan to sidetrack into the northwest fault block to test another major part of the Appomattox structure. Following this, we expect to drill an exploration well on a structure located between Appomattox and our 2007 discovery at Vicksburg, and a subsequent sidetrack to further appraise the northeast fault block discovery.

Drilling operations are ongoing at Kakuna, a Nexen-operated exploration well in the central Gulf of Mexico. We expect to reach the main target reservoir section shortly and complete drilling operations in May.

Oil Sands

Long Lake — Our focus at Long Lake is on increasing production from our existing wells and adding more wells in good quality resource in order to fill the upgrader.

As we recently reported, our operations made strong progress in the first quarter. Total production increased 10% over the prior quarter; we averaged 34,500 bbls/d of gross bitumen at a steam-to-oil ratio (SOR) of 4.7.

Long Lake production continues to benefit from the well optimization initiatives we have undertaken on existing wells and from the ramp-up of pad 11, where recent rates of 5,700 bbls/d are trending toward the upper end of our expected range of 4,000 to 8,000 bbls/d.

Upgrader yield (PSC™ barrels per barrel of bitumen) in the first quarter was 75% and facility on-stream time was 86%. Per-barrel operating costs increased marginally due to the sale of inventory carried at a higher cost. Costs in the next two quarters are expected to increase as we prepare for and perform the scheduled turnaround in the third quarter of this year. Following the turnaround, we expect operating costs to decrease on a per-barrel basis as production increases.

Long Lake Quarterly Operating Metrics

	Bitumen Production (Gross) (bbls/d)	Steam Injection (Gross) (bbls/d)	Unit Operating Cost[1] ($/bbl)	Cash Flow ($ millions)	Realized Price ($/bbl)

2012
Q1	34,500	163,000	69	18	94
2011
Q4	31,500	151,000	67	22	97
Q3	29,500	144,000	85	(4)	94
Q2	27,900	152,000	95	6	109
Q1	25,500	146,000	89	(19)	90
2010
Q4	28,100	158,000	86	(9)	83
Q3	25,700	146,000	85	(42)	71
Q2	24,900	137,000	90	(19)	74

1.
Unit operating costs and realized prices are before royalties and based on PSC™ and bitumen volumes sold and exclude activities related to third-party bitumen purchased, processed and sold. Unit operating cost includes energy costs.

We are making good progress on our plans to fill the upgrader. Steaming on pad 12 started in March as planned and production is expected to begin this summer. Completion work is underway on pad 13 and steam injection is expected to begin mid-year. Bitumen production is expected to begin before the end of the year. Production from pads 12 and 13 is expected to ramp-up to full rates over an 18-24 month period.

We have also received the necessary regulatory approvals to proceed with the development of pads 14 and 15 at Long Lake as well as the Kinosis 1A project. Our winter 2011 core hole program has confirmed the high quality of resource in each of these areas. It has also allowed us to finalize the initial number of wells to be drilled in each area and to optimize the well layouts.

Drilling is expected to commence on pads 14, 15 and Kinosis 1A later this year. Steam injection is expected on pads 14 and 15 in the second half of 2013, with Kinosis 1A following by mid-year 2014. Together with the existing producing wells, we anticipate these wells will allow us to fill the upgrader over the next few years:

	Number of Wells	Expected Rates (bbls/d)

Pads 12 & 13	18	11,000 - 17,000
Pads 14 & 15	11	4,000 - 7,000
Kinosis 1A	29	15,000 - 25,000

"I am pleased with the quarter we had at Long Lake," said Reinhart. "We made progress on increasing production rates from the existing wells and pad 11 is trending toward the higher end of our expectations. Securing regulatory approvals for the remainder of our 60-well program was a major step towards adding more high-quality wells and filling the upgrader."

Nexen has a 65% working interest in both Long Lake and Kinosis and is the operator. The remaining 35% interest is held by CNOOC Canada Inc.

Shale Gas

Northeast British Columbia — Our previously announced joint venture agreement with INPEX and JGC is expected to close in the second quarter.

We continue to progress our 18-well pad in the Horn River toward first production in Q4 2012. We recently completed the drilling of the wells and the cost came in under budget; completions activity is scheduled for the next several months.

Production Summary

	Average Daily Quarterly Production before Royalties			Average Daily Quarterly Production after Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2012	Q4 2011	Q1 2011	Q1 2012	Q4 2011	Q1 2011

UK — Buzzard	82	80	71	82	80	71
UK — Other	29	22	32	28	22	32
Canada — In Situ	22	21	17	21	19	16
Canada — Oil & Gas	22	20	23	21	20	21
Canada — Syncrude	21	18	23	19	16	22
United States	16	18	26	15	18	23
West Africa	3	—	—	2	—	—
Other Countries	7	29	40	4	18	22

Total	202	208	232	192	193	207

First quarter production decreased 3% from the prior quarter on a before-royalties basis and 1% on an after-royalties basis. The expiry of the Masila contract in Yemen in December 2011 was largely offset by higher rates in the UK and the start-up of Usan.

In the UK, our Blackbird tie-back came on-stream in November and production rates have met our expectations. A full quarter of Blackbird production and Telford coming back on-stream contributed to an increase in UK production compared to the prior quarter.

Guidance Update

Our first quarter production of 202,000 boe/d met our guidance of 180,000 to 220,000 boe/d. Operational performance was good across our asset base, except at Syncrude, where production was reduced due to unplanned maintenance. This maintenance is expected to continue into the second quarter.

We are on-track to meet our second quarter and 2012 annual production guidance, with Buzzard reliability, Usan ramp-up and Long Lake performance being the critical drivers of our guidance ranges.

We also continue to expect production to increase as we move from 2012 into 2013. During 2013, our results are expected to reflect a full year of production and cash flow at Usan; pads 12 and 13 at Long Lake should be ramping-up; Rochelle is expected to be producing; and we have less scheduled downtime on our major assets.

	Average Daily Production before Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2012 Prior Est.	Q1 2012 Actual	Q2 2012 Estimate	Q3 2012 Estimate	Q4 2012 Estimate	2012 Annual Estimate

UK — Buzzard	75-95	82	75-95	50-60	75-95	70 - 85
UK — Other	26-34	29	26-34	20-26	25-32	24 - 32
Canada — In Situ	20-25	22	20-27	14-18	22-28	19 - 25
Canada — Oil & Gas	15-20	22	15-18	15-17	15-20	15 - 19
Canada — Syncrude	22-24	21	18-20	22-24	22-24	21 - 23
United States	15-20	16	15-20	13-17	15-17	15 - 19
West Africa	0-10	3	13-30	20-35	22-35	14 - 28
Other Countries	2	7	2	2	2	2

	~180 - 220	202	~190 - 235	~160 - 190	~205 - 240	~185 - 220

Financial Results

	Three Months Ended
(Cdn$ millions, unless noted)	Mar. 31 2012	Dec. 31 2011	Mar. 31 2011

Brent (US$/bbl)	119.13	109.31	104.97
WTI (US$/bbl)	102.93	94.06	94.10
NYMEX natural gas (US$/mmbtu)	2.51	3.48	4.20
Nexen Average Realized Oil & Gas Price ($/boe)	94.67	94.11	85.98
Cash netback ($/boe) [1]	45.81	42.85	37.08
Average Daily Production (mboe/d)
Before Royalties	202	208	232
After Royalties	192	193	207
Cash flow from operations [2]	670	585	669
Per common share ($/share)	1.27	1.11	1.27
Net income	171	43	202
Per common share ($/share)	0.32	0.08	0.38
Capital investment [3]	757	817	499
Net debt [4]	3,449	3,538	3,350

1.
Cash netback is defined as our corporate average cash netback from oil and gas operations, after-tax.
2.
For reconciliation of this non-GAAP measure, see Cash Flow from Operations on pg. 9.
3.
Includes geological and geophysical expenditures.
4.
Net debt is defined as long-term debt and short-term borrowings less cash and cash equivalents.

First quarter financial results returned to levels from a year ago despite the loss of Yemen Masila production. This was driven by our significant weighting to strong, Brent-linked oil prices and recently secured long-term export capacity to the west coast of Canada.

Cash netbacks rose 7% compared to the fourth quarter from stronger oil prices and increased production in higher-netback areas such as the UK North Sea. Cash flow from operations rose 15% as the higher netbacks more than offset slightly lower production. We expect netbacks and cash flow from operations to continue to increase as we sell our first oil from Usan and continue to ramp-up production through the remainder of the year.

Net income rose substantially compared to the fourth quarter. Prior quarter net income was affected by significant one-time charges.

Net debt decreased slightly during the quarter; it is expected to further decline in Q2 following the close of our shale gas joint venture agreement.

Quarterly Dividends

The Board of Directors has declared the regular quarterly dividend of $0.05 per common share payable July 1, 2012, to shareholders of record on June 8, 2012.

The Board has also declared the initial quarterly dividend on our Series 2 Preferred Shares of $0.3928 per share payable July 3, 2012 to shareholders of record on June 8, 2012.

About Nexen

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information on our shale gas joint venture, please refer to our press release dated November 29, 2011. For more information on our estimates of reserves, please refer to our 2011 Annual Information Form. For more information on our estimates of resource, please refer to our press releases dated November 15, 2010 and April 2, 2012.

For investor relations inquiries, please contact:	For media and general inquiries, please contact:
Janet Craig	Pierre Alvarez
Vice President, Investor Relations	Vice President, Corporate Relations
(403) 699-4230	(403) 699-5202

801 - 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Earnings Conference Call

Nexen will discuss its 2012 first quarter financial results in a conference call on Wednesday, April 25, 2012 at 7:00 am Mountain Time (9:00 am Eastern Time) following the release of the results at approximately 3:00 am Mountain Time.

Kevin Reinhart, interim President and CEO, and Una Power, Senior Vice President and interim CFO, will discuss the financial and operating results as well as Nexen's business strategy and future expectations.

Conference Call Details:
Date: Wednesday, April 25, 2012
Time: 7:00 am Mountain Time (9:00 am Eastern Time)

To listen to the conference call, please call one of the following:
(647) 427-7450 (Toronto)
(888) 231-8192 (North American toll-free)
(800) 051-7107 (UK toll-free)

We invite you to visit our website at www.nexeninc.com/2012q1 to listen to a live webcast of the conference call. Supplementary slides will also be available on our website.

A replay of the call will be available for two weeks starting at 10:00 am Mountain Time, April 25, by calling (416) 849-0833 (Toronto) or (855) 859-2056 (toll-free) and entering the passcode 66037475.

Annual General Meeting

Nexen will hold its Annual General Meeting of Shareholders on Wednesday, April 25, 2012 at 11:00 am Mountain Time (1:00 pm Eastern Time) at the Hyatt Hotel in Calgary, Alberta.

An archived video of the meeting will be available on our website at www.nexeninc.com two business days after the conclusion of the meeting and will remain on our website for six months.

Forward-Looking Statements

Certain statements in this Release constitute "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities legislation). Such statements or information (together "forward-looking statements") are generally identifiable by the forward-looking terminology used such as "anticipate", "believe", "intend", "plan", "expect", "estimate", "budget", "outlook", "forecast" or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements.

Statements relating to "reserves" or "resources" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled "Risk Factors" in our 2011 Annual Information Form and "Quantitative and Qualitative Disclosures About Market Risk" in our 2011 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management's future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Note to Investors on Reserves and Resources
The reserves estimates in this disclosure were prepared with an effective date of December 31, 2011. The resource estimates were prepared on March 31, 2012. These estimates have been internally prepared by an internal qualified reserves evaluator in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). For more information on this reserves estimate and Nexen's reserves estimation process please refer to our 2011 Annual Information Form. For more information on our Appomattox resource estimate please refer to our press release dated April 2, 2012. Both our Annual Information Form and news releases are available at www.nexeninc.com and www.sedar.com.

Conversions of gas volumes to boe in these estimates were made on the basis of 1 boe to 6 mcf of natural gas. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Using the forecast prices applied to our reserves estimates, the boe conversion ratio based on wellhead value is approximately 30 mcf:1 bbl. Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation.

Nexen Inc.
Financial Highlights

	Three Months Ended March 31
(Cdn$ millions, except per-share amounts)	2012	2011

Net Sales[1]	1,696	1,640
Cash Flow from Operations[1]	670	669
Per Common Share ($/share)	1.27	1.27
Net Income[1]	171	202
Per Common Share ($/share)	0.32	0.38
Capital Investment[2]	757	499
Net Debt[3]	3,449	3,350
Common Shares Outstanding (millions of shares)	528.9	526.7

1
Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.
2
Includes oil and gas development, exploration, and expenditures for other property, plant and equipment.
3
Net debt is defined as long-term debt and short-term borrowings less cash and cash equivalents.

Cash Flow from Operations1

	Three Months Ended March 31
(Cdn$ millions)	2012	2011

Conventional Oil & Gas
United Kingdom	1,065	887
North America	38	65
Other Countries	19	138
Oil Sands
In Situ	18	(19)
Syncrude	91	107

	1,231	1,178
Interest, Marketing and Other Corporate Items[2]	(81)	(85)
Income Taxes	(480)	(424)

Cash Flow from Operations	670	669

1
Defined as cash flow from operating activities before changes in non-cash working capital and other. We evaluate our performance and that of our business segments based on earnings and cash flow from operations. Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies.

	Three Months Ended March 31
(Cdn$ millions)	2012	2011

Cash Flow from Operating Activities	508	730
Changes in Non-Cash Working Capital	146	(66)
Other	28	13
Impact of Annual Crude Oil Put Options	(12)	(8)

Cash Flow from Operations	670	669

Weighted-average Number of Common Shares Outstanding (millions of shares)	528.6	526.3

Cash Flow from Operations Per Common Share ($/share)	1.27	1.27

2
Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

Nexen Inc.
Production Volumes (before royalties)1

	Three Months Ended March 31
	2012	2011

Crude Oil and Liquids (mbbls/d)
United Kingdom	106.2	97.1
Oil Sands — Long Lake Bitumen[2]	22.4	16.6
Oil Sands — Syncrude	21.3	23.2
United States	8.0	9.2
West Africa	2.6	—
Other Countries[3]	6.9	40.0

	167.4	186.1

Natural Gas (mmcf/d)
Canada	131	136
United States	50	103
United Kingdom	28	34

	209	273

Total Production (mboe/d)	202	232

Production Volumes (after royalties)

	Three Months Ended March 31
	2012	2011

Crude Oil and Liquids (mbbls/d)
United Kingdom	105.7	97.0
Oil Sands — Long Lake Bitumen[2]	21.0	15.7
Oil Sands — Syncrude	18.8	22.2
United States	7.2	8.2
West Africa	2.4	—
Other Countries[3]	4.1	22.3

	159.2	165.4

Natural Gas (mmcf/d)
Canada	126	128
United States	43	89
United Kingdom	28	34

	197	251

Total Production (mboe/d)	192	207

1
We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.
2
We report Long Lake bitumen as production.
3
Other Countries consists of production in Yemen and Colombia.

Nexen Inc.
Oil and Gas Prices and Cash Netback1

									Total Year
	Quarters — 2012				Quarters — 2011
(all dollar amounts in Cdn$ unless noted)
	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2011

PRICES:
Brent Crude Oil (US$/bbl)	119.13				104.97	117.36	113.47	109.31	111.28
WTI Crude Oil (US$/bbl)	102.93				94.10	102.56	89.76	94.06	95.12
Nexen Average — Oil (Cdn$/bbl)	111.62				98.37	110.28	103.98	108.44	105.21
NYMEX Natural Gas (US$/mmbtu)	2.51				4.20	4.37	4.06	3.48	4.03
AECO Natural Gas (Cdn$/mcf)	2.39				3.58	3.54	3.53	3.29	3.48
Nexen Average — Gas (Cdn$/mcf)	3.13				4.51	4.75	4.36	3.63	4.31

NETBACKS[1]:

United Kingdom
Crude Oil:
Sales (mbbls/d)	106.9				104.2	73.3	75.2	92.7	86.3
Price Received ($/bbl)	118.12				99.97	110.67	107.58	110.46	106.76
Natural Gas:
Sales (mmcf/d)	33				36	37	26	22	30
Price Received ($/mcf)	7.83				7.29	8.20	7.28	6.52	7.42
Total Sales Volume (mboe/d)	112.3				110.2	79.5	79.5	96.4	91.3
Price Received ($/boe)	114.65				96.91	105.87	104.13	107.70	103.32
Royalties & Other	0.51				—	0.11	0.82	0.54	0.36
Operating Costs	10.14				9.85	8.48	14.46	9.99	10.60
In-country Taxes	45.41				42.46	42.76	41.00	43.24	42.41

Netback	58.59				44.60	54.52	47.85	53.93	49.95

Oil Sands — In Situ[2]
Sales (mbbls/d)	17.8				12.9	14.3	11.8	16.7	13.9
Price Received ($/bbl)	94.45				89.82	108.78	94.15	97.28	98.33
Royalties & Other	4.79				3.58	6.05	5.07	5.29	5.05
Operating Costs	68.89				89.43	95.34	85.42	67.41	83.44

Netback[2]	20.77				(3.19)	7.39	3.66	24.58	9.84

Oil Sands — Syncrude
Sales (mbbls/d)	21.3				23.2	20.4	21.6	18.2	20.8
Price Received ($/bbl)	92.54				94.60	111.79	97.65	104.32	101.73
Royalties & Other	11.25				4.30	13.82	4.65	10.59	8.10
Operating Costs	31.36				36.11	39.98	37.10	38.24	37.78

Netback	49.93				54.19	57.99	55.90	55.49	55.85

United States
Crude Oil:
Sales (mbbls/d)	8.0				9.2	8.9	7.7	7.2	8.2
Price Received ($/bbl)	108.40				91.39	101.89	96.00	110.89	99.65
Natural Gas:
Sales (mmcf/d)	50				103	96	81	66	86
Price Received ($/mcf)	2.67				4.36	4.42	4.27	3.59	4.21
Total Sales Volume (mboe/d)	16.3				26.3	24.9	21.2	18.2	22.6
Price Received ($/boe)	61.33				48.91	53.56	50.72	57.27	52.31
Royalties & Other	6.02				5.65	6.11	5.63	3.31	5.30
Operating Costs	17.29				10.43	10.72	11.18	16.73	11.96

Netback	38.02				32.83	36.73	33.91	37.23	35.05

1
Netbacks are defined as average sales price less royalties, other operating costs and in-country taxes.
2
Excludes activities related to third-party bitumen purchased, processed and sold.

Nexen Inc.
Oil and Gas Cash Netback1 (continued)

									Total Year
	Quarters — 2012				Quarters — 2011
(all dollar amounts in Cdn$ unless noted)
	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2011

Canada — Natural Gas[2]
Sales (mmcf/d)	131				97	85	79	112	93
Price Received ($/mcf)	2.12				3.65	3.62	3.51	3.08	3.44
Royalties & Other	0.08				0.28	0.24	0.27	0.17	0.23
Operating Costs	1.58				1.70	1.54	1.65	1.70	1.65

Netback	0.46				1.67	1.84	1.59	1.21	1.56

Yemen[3]
Sales (mbbls/d)	3.9				34.9	39.3	31.8	27.8	33.4
Price Received ($/bbl)	122.49				101.57	111.77	107.98	111.14	108.11
Royalties & Other	65.01				46.98	52.26	49.72	45.94	48.97
Operating Costs	13.83				10.75	9.18	13.20	20.48	12.92
In-country Taxes	12.93				13.48	16.26	15.49	14.03	14.89

Netback	30.72				30.36	34.07	29.57	30.69	31.33

Other Countries
Sales (mbbls/d)	1.5				1.8	1.7	1.6	1.6	1.7
Price Received ($/bbl)	112.22				93.52	106.57	101.28	110.46	102.71
Royalties & Other	7.03				6.22	6.93	6.57	7.03	6.68
Operating Costs	10.95				8.11	10.19	8.58	9.65	9.11

Netback	94.24				79.19	89.45	86.13	93.78	86.92

Company-Wide
Oil and Gas Sales (mboe/d)	195.0				225.5	194.3	180.7	197.6	199.2
Price Received ($/boe)	94.67				85.98	95.31	91.06	94.11	91.46
Royalties & Other	3.87				8.74	13.47	10.83	8.62	10.34
Operating & Other Costs[2]	18.56				17.32	18.68	20.80	19.56	19.00
In-country Taxes	26.43				22.84	20.78	20.76	23.08	21.92

Netback	45.81				37.08	42.38	38.67	42.85	40.20

1
Netbacks are defined as average sales price less royalties and other, operating costs and in-country taxes.
2
Includes Canadian conventional, CBM and shale gas activities. Shale gas was included beginning in the fourth quarter of 2011 when it became commercial.
3
In 2012, netbacks related to Yemen only included Block 51.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Income
For the Three Months Ended March 31

(Cdn$ millions, except per-share amounts)	2012	2011

Revenues and Other Income
Net Sales	1,696	1,598
Marketing and Other Income (Note 8)	30	46

	1,726	1,644

Expenses
Operating	339	363
Depreciation, Depletion and Amortization	397	370
Transportation and Other	120	67
General and Administrative	126	105
Exploration	60	126
Finance (Note 5)	64	74
Loss on Debt Redemption and Repurchase	–	90

	1,106	1,195

Income from Continuing Operations before Provision for Income Taxes	620	449

Provision for (Recovery of) Income Taxes
Current	480	424
Deferred	(31)	125

	449	549

Net Income (Loss) from Continuing Operations	171	(100)
Net Income from Discontinued Operations, Net of Tax (Note 10)	–	302

Net Income Attributable to Nexen Inc. Shareholders	171	202

Earnings (Loss) Per Common Share from Continuing Operations ($/share) (Note 6)
Basic	0.32	(0.19)

Diluted	0.32	(0.19)

Earnings Per Common Share ($/share) (Note 6)
Basic	0.32	0.38

Diluted	0.32	0.38

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Balance Sheet

(Cdn$ millions)	March 31 2012	December 31 2011

Assets
Current Assets
Cash and Cash Equivalents	856	845
Restricted Cash	19	45
Accounts Receivable	2,039	2,247
Derivative Contracts	108	119
Inventories and Supplies	333	320
Other	118	115

Total Current Assets	3,473	3,691

Non-Current Assets
Property, Plant and Equipment (Note 3)	15,790	15,571
Goodwill	286	291
Deferred Income Tax Assets	342	338
Derivative Contracts	7	25
Other Long-Term Assets	122	152

Total Assets	20,020	20,068

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	2,597	2,867
Current Income Taxes Payable	470	458
Derivative Contracts	83	103

Total Current Liabilities	3,150	3,428

Non-Current Liabilities
Long-Term Debt	4,305	4,383
Deferred Income Tax Liabilities	1,444	1,488
Asset Retirement Obligations	2,017	2,010
Derivative Contracts	6	24
Other Long-Term Liabilities	380	362
Equity (Note 6)
Nexen Inc. Shareholders' Equity
Share Capital
Common Shares	1,175	1,157
Preferred Shares	195	–
Retained Earnings	7,356	7,211
Cumulative Translation Adjustment	(8)	5

Total Equity	8,718	8,373

Total Liabilities and Equity	20,020	20,068

   See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three Months Ended March 31

(Cdn$ millions)	2012	2011

Operating Activities
Net Income (Loss) from Continuing Operations	171	(100)
Net Income from Discontinued Operations	–	302
Charges and Credits to Income not Involving Cash (Note 9)	451	349
Exploration Expense	60	126
Changes in Non-Cash Working Capital (Note 9)	(146)	66
Other	(28)	(13)

	508	730
Financing Activities
Repayment of Long-Term Debt	–	(346)
Issue of Preferred Shares (Note 6)	195	–
Dividends Paid on Common Shares	(26)	(26)
Issue of Common Shares	18	23
Other	(2)	7

	185	(342)
Investing Activities
Capital Expenditures
Exploration, Evaluation and Development	(728)	(476)
Corporate and Other	(21)	(17)
Proceeds from Dispositions	7	462
Changes in Restricted Cash	26	(9)
Changes in Non-Cash Working Capital (Note 9)	42	84
Other	1	(52)

	(673)	(8)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(9)	(11)

Increase in Cash and Cash Equivalents	11	369

Cash and Cash Equivalents – Beginning of Period	845	1,005

Cash and Cash Equivalents – End of Period [1]	856	1,374

1
Cash and cash equivalents at March 31, 2012 consists of cash of $244 million and short-term investments of $612 million (March 31, 2011 – cash of $299 million and short-term investments of $1,075 million).

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Changes in Equity
For the Three Months Ended March 31

(Cdn$ millions)	2012	2011

Share Capital
Common Shares, Beginning of Period	1,157	1,111
Issue of Common Shares	18	23

Common Shares, Balance at End of Period	1,175	1,134

Preferred Shares, Beginning of Period	–	–
Issue of Preferred Shares	195	–

Preferred Shares, Balance at End of Period	195	–

Retained Earnings, Beginning of Period	7,211	6,692
Net Income Attributable to Nexen Inc. Shareholders	171	202
Dividends on Common Shares (Note 6)	(26)	(26)

Balance at End of Period	7,356	6,868

Cumulative Translation Adjustment, Beginning of Period	5	(37)
Currency Translation Adjustment	(18)	(11)
Realized Translation Adjustments [1]	5	–

Balance at End of Period	(8)	(48)

1
Net of income tax recovery for the three months ended March 31, 2012 of $2 million (2011 – nil).

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income
For the Three Months Ended March 31

(Cdn$ millions)	2012	2011

Net Income Attributable to Nexen Inc. Shareholders	171	202
Other Comprehensive Income (Loss):
Currency Translation Adjustment
Net Translation Losses of Foreign Operations	(84)	(104)
Net Translation Gains on US$-Denominated Debt Hedging of Foreign Operations [1]	66	93

Total Currency Translation Adjustment	(18)	(11)

Total Comprehensive Income	153	191

1
Net of income tax expense for the three months ended March 31, 2012 of $9 million (2011 – net of income tax expense of $13 million).

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
Cdn$ millions, except as noted

1.     BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the UK North Sea, Gulf of Mexico, offshore Nigeria, Canada, Yemen, Colombia and Poland. Nexen is incorporated and domiciled in Canada and our head office is located at 801 – 7th Avenue SW, Calgary, Alberta, Canada. Nexen's shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Specifically, they have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue by Nexen's Board of Directors on April 24, 2012.

2.     ACCOUNTING POLICIES

The accounting policies we follow are described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011. There have been no changes to our accounting policies since December 31, 2011.

3.     PROPERTY, PLANT AND EQUIPMENT (PP&E)

Carrying amount of PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total

Cost
As at December 31, 2011	2,206	2,347	19,832	837	25,222
Additions	220	193	323	21	757
Disposals/Derecognitions	–	–	–	(12)	(12)
Transfers [1]	–	(1,862)	1,862	–	–
Exploration Expense	(60)	–	–	–	(60)
Other	3	–	25	–	28
Effect of Changes in Exchange Rate	(19)	(12)	(198)	(4)	(233)

As at March 31, 2012	2,350	666	21,844	842	25,702

Accumulated Depreciation, Depletion & Amortization (DD&A)
As at December 31, 2011	368	–	8,860	423	9,651
DD&A	11	–	364	22	397
Disposals/Derecognitions	–	–	–	(12)	(12)
Other	–	–	14	–	14
Effect of Changes in Exchange Rate	(5)	–	(132)	(1)	(138)

As at March 31, 2012	374	–	9,106	432	9,912

Net Book Value
As at December 31, 2011	1,838	2,347	10,972	414	15,571

As at March 31, 2012	1,976	666	12,738	410	15,790

1
Includes PP&E costs related to our Usan development, offshore Nigeria which came on-stream February 2012.

Exploration and evaluation assets mainly comprise of unproved properties and capitalized exploration drilling costs. Assets under construction at March 31, 2012 primarily include our developments in the UK North Sea.

4.     LONG-TERM DEBT

During the three months ended March 31, 2012, we borrowed and repaid approximately $254 million on our term credit facilities and recorded approximately $75 million of unrealized foreign exchange gains on long-term debt in other comprehensive income.

We have undrawn, committed, unsecured term credit facilities of $3.7 billion, of which $700 million is available until 2014 and $3 billion is available until 2016. As at March 31, 2012, $236 million of our term credit facilities were utilized to support letters of credit (December 31, 2011 – $367 million).

Nexen has undrawn, uncommitted, unsecured credit facilities of approximately $180 million. We utilized $6 million of these facilities to support outstanding letters of credit at March 31, 2012 (December 31, 2011 – $17 million).

Nexen has uncommitted, unsecured credit facilities of approximately $210 million exclusively to support letters of credit. We utilized $18 million of these facilities to support outstanding letters of credit at March 31, 2012 (December 31, 2011 – $4 million).

5.     FINANCE EXPENSE

	Three Months Ended March 31
	2012	2011

Interest on Long-Term Debt	75	84
Accretion Expense Related to Asset Retirement Obligations	13	11
Other Interest and Fees	5	7

Total	93	102
Less: Capitalized at 6.7% (2011 – 6.5%)	(29)	(28)

Total	64	74

Capitalized interest relates to and is included as part of the cost of our oil and gas properties. The capitalization rates are based on our weighted-average cost of borrowings.

6.     EQUITY

(a)   Common Shares

Authorized share capital consists of an unlimited number of common shares of no par value. At March 31, 2012, there were 528,914,137 common shares outstanding (December 31, 2011 – 527,892,635 common shares).

(b)   Preferred Shares

Authorized share capital consists of an unlimited number of Class A preferred shares of no par value, issuable in series. In March 2012, we issued eight million Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2 (Series 2 Shares) at a price of $25 per share for net proceeds of $195 million.

The holders of the Series 2 Shares are entitled to receive a fixed cumulative dividend at an annual rate of $1.25 per share, payable quarterly, until March 31, 2017, as and when declared by Nexen's Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current five-year Government of Canada bond yield plus 3.59%. The Series 2 Shares are redeemable at our option on March 31, 2017, and on March 31 of every fifth year thereafter.

The holders of the Series 2 Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Class A Floating Rate Preferred Shares, Series 3 (Series 3 Shares), subject to certain conditions, on March 31, 2017 and on March 31 of every fifth year thereafter. The holders of the Series 3 Shares will be entitled to receive quarterly floating rate cumulative dividends, if declared, at a rate equal to the sum of the then current 90-day Government of Canada treasury bill rate plus 3.59%.

In the event of liquidation, dissolution or winding-up of Nexen, the holders of the Series 2 Shares will be entitled to receive $25 per share as well as all accrued unpaid dividends before any amounts will be paid or any assets will be distributed to the holders of any other shares ranking junior to the preferred shares. The holders of the preferred shares will not be entitled to share in any further distribution of the assets of Nexen.

(c)   Earnings Per Common Share (EPS)

We calculate basic EPS using net income attributable to Nexen Inc. shareholders, adjusted for preferred share dividends and divided by the weighted-average number of common shares outstanding. We calculate diluted EPS in the same manner as basic, except we adjust basic earnings for the potential conversion of the subordinated debentures and potential exercise of outstanding tandem options for shares, if dilutive. We use the weighted-average number of diluted common shares outstanding in the denominator of our diluted EPS calculation.

	Three Months Ended March 31
(Cdn$ millions)	2012	2011

Net Income Attributable to Nexen Inc. Shareholders	171	202
Preferred Share Dividends	(1)	–

Net Income Attributable to Nexen Inc. Shareholders, Basic	170	202
Potential Conversion of Subordinated Debentures	7	6

Net Income Attributable to Nexen Inc. Shareholders, Diluted	177	208

(millions of shares)

Weighted Average Number of Common Shares Outstanding, Basic	529	526
Common Shares Issuable Pursuant to Potential Conversion of Subordinated Debentures	24	19

Weighted Average Number of Common Shares Outstanding, Diluted	553	545

In calculating the weighted-average number of diluted common shares outstanding and related earnings adjustments for the three months ended March 31, 2012, we excluded 14,883,722 tandem options (2011 – 14,662,587) because their exercise price was greater than the average common share market price in the quarter. During the three months ended March 31, 2012 and 2011, the potential conversion of subordinated debentures was the only dilutive instrument.

(d)   Dividends

Dividends paid for the three months ended March 31, 2012 and 2011 were $0.05 per common share. Dividends paid to holders of common shares have been designated as "eligible dividends" for Canadian tax purposes. On April 24, 2012, the board of directors declared a quarterly dividend of $0.05 per common share, payable July 1, 2012 to the shareholders of record on June 8, 2012. On April 24, 2012, the board of directors declared a quarterly dividend of $0.3928 per Series 2 Share, payable July 3, 2012 to the shareholders of record on June 8, 2012.

(e)   Stock-Based Compensation

	Three Months Ended March 31, 2012
(thousands of shares)	Options	STARs	RSUs	PSUs

Outstanding, Beginning of Period	14,854	14,407	2,025	390
Granted	1,368	303	1,862	312
Exercised or Redeemed for Cash	(42)	(131)	(1)	–
Cancelled	(1,118)	(633)	(77)	(30)
Expired	(20)	(73)	–	–

Outstanding, End of Period	15,042	13,873	3,809	672

Exercisable, End of Period	8,356	9,876

Options and STARs granted in the quarter have a weighted average exercise price of $19.68/unit. We recognized compensation expense related to share-based payments in the amount of $26 million (2011 – $32 million) for the quarter.

7.     COMMITMENTS, CONTINGENCIES AND GUARANTEES

As described in Note 19 to the 2011 Audited Consolidated Financial Statements, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe that payments, if any, related to existing indemnities, would not have a material adverse effect on our liquidity, financial condition or results of operations.

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into commitments comprised of the following:

	2012	2013	2014	2015	2016	Thereafter

Transportation, Processing and Storage Commitments	13	22	36	36	36	335
Drilling Rig Commitments	47	57	3	–	–	–

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements.

8.     MARKETING AND OTHER INCOME

	Three Months Ended March 31
	2012	2011

Marketing Revenue, Net	65	51
Change in Fair Value of Crude Oil Put Options	(36)	(7)
Foreign Exchange Losses	(16)	(22)
Other	17	24

Total	30	46

9.     CASH FLOWS

(a)   Charges and credits to income not involving cash

	Three Months Ended March 31
	2012	2011

Depreciation, Depletion and Amortization	397	370
Change in Fair Value of Crude Oil Put Options	36	7
Stock-Based Compensation	26	27
Foreign Exchange	16	23
Provision for (Recovery of) Deferred Income Taxes	(31)	125
Loss on Debt Redemption and Repurchase	–	90
Non-Cash Items Included in Discontinued Operations	–	(290)
Other	7	(3)

Total	451	349

(b)   Changes in non-cash working capital

	Three Months Ended March 31
	2012	2011

Accounts Receivable	165	(374)
Inventories and Supplies	(7)	21
Other Current Assets	(2)	8
Accounts Payable and Accrued Liabilities	(263)	417
Current Income Taxes Payable	3	78

Total	(104)	150

Relating to:
Operating Activities	(146)	66
Investing Activities	42	84

Total	(104)	150

(c)   Other cash flow information

	Three Months Ended March 31
	2012	2011

Interest Paid	90	64
Income Taxes Paid	480	391

10.  DISPOSITIONS

Discontinued Operations

In February 2011, we completed the sale of our 62.7% investment in Canexus, which operates a chemicals business, for net proceeds of $458 million and we realized a gain on disposition of $348 million in the first quarter of 2011. The gain on sale and results of our chemicals business have been presented as discontinued operations.

Three Months Ended March 31 2011

Chemicals

Revenues and Other Income
Net Sales	42
Other	(1)
Gain on Disposition	348

389

Expenses
Operating	25
Depreciation, Depletion and Amortization	4
Transportation and Other	2
General and Administrative	2
Finance	2

35

Income before Provision for Income Taxes	354
Less: Provision for Deferred Income Taxes	51

Income before Non-Controlling Interests	303
Less: Non-Controlling Interests	1

Net Income from Discontinued Operations, Net of Tax	302

Earnings Per Common Share
Basic	0.57
Diluted	0.57

11.  OPERATING SEGMENTS AND RELATED INFORMATION

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused in the UK North Sea, North America (Canada and US) and other countries (offshore Nigeria, Colombia, Yemen and Poland).

Oil Sands: We develop and produce synthetic crude oil from the Athabasca oil sands in northern Alberta. We produce bitumen using in situ and mining technologies and upgrade it into synthetic crude oil before ultimate sale. Our in situ activities are comprised of our operations at Long Lake and future development phases. Our mining activities are conducted through our 7.23% ownership of the Syncrude Joint Venture.

Shale Gas: We explore for and produce unconventional gas from shale formations in northeast British Columbia. Production and results of operations are included within Conventional Oil and Gas until they become significant.

Corporate and Other includes energy marketing and unallocated items. The results of Canexus have been presented as discontinued operations.

The accounting policies of our operating segments are the same as those described in Note 2 of our Audited Consolidated Financial Statements for the year ended December 31, 2011. Net income (loss) of our operating segments excludes interest income, interest expense, income tax expense, unallocated corporate expenses, and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Segmented net income for the three months ended March 31, 2012

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,166	106	34		218	158	14	1,696
Marketing and Other Income	6	3	7		–	–	14	30

	1,172	109	41		218	158	28	1,726
Less: Expenses
Operating	104	44	9		114	61	7	339
Depreciation, Depletion and Amortization	246	66	6		49	16	14	397
Transportation and Other	–	7	–		77	6	30	120
General and Administrative	5	24	9		11	–	77	126
Exploration	11	38	11	[2]	–	–	–	60
Finance	6	4	–		1	2	51	64

Income (Loss) before Income Taxes	800	(74)	6		(34)	73	(151)	620
Less: Provision for Income Taxes								449	[3]

Net Income								171

Capital Expenditures	195	255	130	[4]	149	20	8	757

   1 Includes results of operations in Yemen and Colombia.
   2 Includes exploration activities primarily in Colombia and Poland.
   3 Includes UK current tax expense of $476 million.
   4 Includes capital expenditures for Nigeria of $96 million.

Segmented net income for the three months ended March 31, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude

Net Sales	962	133	185		115	189	14	1,598
Marketing and Other Income	16	2	4		–	–	24	46

	978	135	189		115	189	38	1,644
Less: Expenses
Operating	98	40	35		107	75	8	363
Depreciation, Depletion and Amortization	182	105	25		29	16	13	370
Transportation and Other	–	4	5		18	6	34	67
General and Administrative	(12)	33	15		11	–	58	105
Exploration	4	59	63	[3]	–	–	–	126
Finance	5	4	–		1	1	63	74
Loss on Debt Redemption	–	–	–		–	–	90	90

Income (Loss) from Continuing Operations before Income Taxes	701	(110)	46		(51)	91	(228)	449
Less: Provision for Income Taxes								549	[4]

Loss from Continuing Operations								(100)
Add: Net Income from Discontinued Operations								302

Net Income								202

Capital Expenditures	74	119	146	[5]	129	19	12	499

   1 Includes results of operations in Yemen and Colombia.
   2 Includes Yemen Masila net sales of $146 million and net income before taxes of $61 million.
   3 Includes exploration activities primarily in Yemen, Nigeria, Norway and Colombia.
   4 Includes UK current tax expense of $426 million.
   5 Includes capital expenditures for Nigeria of $100 million.

Segmented assets as at March 31, 2012

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,775	3,496		2,216		5,958		1,406	2,169	[1]	20,020

Property, Plant and Equipment
Cost	7,196	7,402		2,643		6,064		1,753	644		25,702
Less: Accumulated DD&A	3,887	4,306		655		254		427	383		9,912

Net Book Value	3,309	3,096	[2]	1,988	[3]	5,810	[4]	1,326	261		15,790

   1 Includes cash of $438 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $1,292 million.
   2 Includes capitalized costs of $1,424 million associated with our Canadian shale gas operations.
   3 Includes $1,874 million related to our Usan development, offshore Nigeria.
   4 Includes net book value of $5,105 million for Long Lake Phase 1 and $705 million for future phases of our in situ oil sands projects.

Segmented assets as at December 31, 2011

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,817	3,403		2,138		5,881		1,423	2,406	[1]	20,068

Property, Plant and Equipment
Cost	7,103	7,256		2,566		5,915		1,733	649		25,222
Less: Accumulated DD&A	3,707	4,299		648		205		411	381		9,651

Net Book Value	3,396	2,957	[2]	1,918	[3]	5,710	[4]	1,322	268		15,571

   1 Includes cash of $453 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $1,449 million.
   2 Includes capitalized costs of $1,293 million associated with our Canadian shale gas operations.
   3 Includes $1,821 million related to our Usan development, offshore Nigeria.
   4 Includes net book value of $5,050 million for Long Lake Phase 1 and $660 million for future phases of our in situ oil sands projects.

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  Exhibit 99.1